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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 9)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AT HOME CORPORATION

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                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE

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                         (Title of Class of Securities)

                                    045919101

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                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2001

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             (Date of Events Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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      This Amendment No. 9 amends the Schedule 13D originally filed on March 19,
1999 (as amended by Amendment No. 1 filed on March 30, 2000, Amendment No. 2 filed on September 5, 2000, Amendment No. 3 filed on January 12, 2001, Amendment No. 4 filed on April 19, 2001, Amendment No. 5 filed on May 22, 2001, Amendment No. 6 filed on June 12, 2001, Amendment No. 7 filed on October 1, 2001, and Amendment No. 8 filed on October 4, 2001, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment No. 9 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B common stock, par value $0.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 9 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 9.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      On October 23, 2001, by written consent delivered to Excite@Home in accordance with the terms of the @Home Charter, AT&T removed, effective October 1, 2001, C. Michael Armstrong, Frank Ianna, Charles H. Noski and Daniel E. Somers as Series B Directors.

      At the same time, AT&T delivered a letter to Excite@Home in which AT&T irrevocably relinquished, effective October 1, 2001, its rights to appoint any replacement directors for the Series B Directors that were removed by the written consent, and further agreed not to seek to appoint or designate additional directors such that after any such appointment or designation directors appointed or designated by AT&T would constitute a majority of the Excite@Home Board of Directors. As a result, beginning in the fourth quarter of 2001, Excite@Home will be treated by AT&T as an equity investment for accounting purposes, and Excite@Home's results and financial position will no longer be included in AT&T's consolidated financial reporting.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The third paragraph of the response to Item 4 is repeated and incorporated herein by reference.



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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2001

                                    AT&T CORP.

                                    By: /s/ Steven Garfinkel
                                        --------------------------------
                                    Name:   Steven Garfinkel
                                    Title:  Assistant Secretary


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